Exhibit 99.1

Collplant Biotechnologies Announces Full-Year Financial Results For 2022 and Provides Corporate Update

●	Continued advancement of strategic collaboration with AbbVie to develop dermal and soft tissue filler products using CollPlant's recombinant human (rh)Collagen

●	Additional large-animal study planned in H2 2023 to further 3D bioprinted regenerative breast implant program

●	Conference call to be held on March 29, 2023 at 10:00 am U.S. ET;

Dial-in information herein

Rehovot, Israel, March 29, 2023 – CollPlant Biotechnologies (Nasdaq: CLGN), a regenerative and aesthetics medicine company developing innovative technologies and products based on its non-animal-derived collagen for tissue regeneration and organ manufacturing, today announced financial results for the full year ended December 31, 2022 and provided a corporate update on its programs.

Yehiel Tal, CollPlant’s Chief Executive Officer, stated, “We remain highly focused on becoming a global leader in regenerative medicine with our pioneering collagen-based platform to help people live longer and better. Towards this goal, we have been advancing our programs and recently announced successful completion of a preclinical study of our 3D bioprinted regenerative breast implants, that would address the $2.6 billion global breast implant market, and, importantly, offer an alternative with an improved safety profile. In addition, we are pleased to have recently announced encouraging data from a 12-month preclinical study of our proprietary, paradigm-shifting photocurable dermal and soft-tissue filler, which demonstrated superior tissue regeneration, lifting capacity and volume retention when compared to a commercial standard. We believe this product candidate has the potential to be highly competitive by providing both refined aesthetic results as well as uniquely regenerative benefits. CollPlant has granted its global pharmaceutical partner, AbbVie, the right of first negotiation to obtain a worldwide exclusive license to this product.”

Mr. Tal, continued, “Furthermore, we expanded our bioinks product portfolio adding recombinant human collagen-based ink products with very competitive features for the end-user. Our portfolio of bioink products is yet another category where we believe that we can deliver clear and distinct advantages, including biofunctionality, homogeneity and safety. We are confident that our collaboration with a worldwide pharmaceutical leader as well as other numerous collaborations and partnership agreements has validated our technology and its multiple areas of applicability, and remain in discussions with several other industry leaders for partnership opportunities. We look forward to a communicating our additional progress and a promising remainder this year.”

Q4 and recent corporate highlights

Program development

●	In January 2023, CollPlant announced that it successfully completed a large-animal study for its 3D bioprinted regenerative breast implants. The preclinical study demonstrated progressive stages of tissue regeneration after three months, as highlighted by the formation of maturing connective tissue and neovascular networks within the implants, with no adverse events reported. Based on these positive results, the Company is planning to initiate a follow-up, large-animal study in the second half of 2023 using commercial-size implants to support subsequent human studies and future product commercialization.

In the U.S. alone, hundreds of thousands of people per year experience adverse events that range from autoimmune symptoms to the very serious breast implant-associated anaplastic large cell lymphoma (BIA-ALCL). CollPlant's breast implants that are comprised of the Company's proprietary plant-derived rhCollagen and other biomaterials, are expected to regenerate breast tissue without eliciting immune response, and thus may provide a revolutionary alternative for aesthetic and reconstructive procedures, including postmastectomy for cancer patients.

●	Also, during 2022, CollPlant completed a long-term, pivotal preclinical study to advance the development of its third-generation photocurable dermal and soft-tissue filler. This dermal filler is the first injectable photocurable regenerative soft tissue filler being developed or use in aesthetic medicine. It is based on a holistic platform technology which combines the properties of rhCollagen with hyaluronic acid creating a contouring effect. The 12-month study results demonstrated superior tissue regeneration, lifting capacity and volume retention when compared to the industry gold standard. These promising results, combining the regenerative properties of collagen and the advantages of the photocuring technology, position CollPlant closer towards being able to offer a revolutionary platform technology, that has the potential to create a paradigm shift in the evolving medical aesthetic market.

Collaboration updates

●	In November of 2022, CollPlant announced entering into a license and research agreement together with Ramot, the Technology Transfer Company of Tel Aviv University and Sheba Medical Center, a hospital ranked by Newsweek magazine as one of the Top 10 world best hospitals for the 4th consecutive year (2019-2022). All entities are in collaboration to co-develop a 'Gut-on-a-Chip' tissue model for drug discovery and high throughput screening of drugs The model is intended to be used in personal medicine applications for the treatment of ulcerative colitis, an inflammatory bowel disease affecting millions of individuals worldwide. The in-vitro intestine-on-chip platform combines CollPlant's rhCollagen with other proprietary biomaterials and human cells. Designed to emulate the human intestine tissue, the 3D bioprinted model will allow medical professionals to identify drug targets and personalized therapeutic responses that can lead to improved patient outcomes.

●	CollPlant has the potential to receive additional milestone payments as well as future royalties in accordance with its long-term collaboration with AbbVie for its first-generation dermal filler, and CollPlant expects that the first of these milestones could be achieved in 2023. CollPlant remains engaged in partnering discussions with several industry leaders and academic institutions interested in the Company’s rhCollagen technology and expertise in 3D bioprinting to develop therapeutics and medical applications.

Commercial portfolio of bioink solutions

●	In November 2022 and in January 2023, CollPlant expanded its commercial portfolio of rhCollagen-based bioinks adding two new products: Collink.-3D™ 90 and Collink.-3D™ 50L, respectively. Collink.-3D 90 offers increased mechanical properties, while Collink.3D 50L is the first bioink available in powder form which provides enhanced operational flexibility for the end-user.

o	Collink-3D™ 90 is a complement to the Company's first commercial bioink, Collink-3D™ 50, which was launched late last year, and offers more mechanical properties to address additional printing requirements of soft and hard tissues.

o	Collink.-3D 50L is a tunable bioink that can be easily reconstituted to form solutions with application-specific concentrations, as well as formulated with other components and crosslinked to form hydrogels that meet the demand for specific geometric, physical and biological properties of different 3D constructs.

Fundamental optionality is expanded with these new bioinks since they will enable both specificity and flexibility for the end user for use in a wide range of 3D bioprinting applications, including drug discovery, drug screening and tissue testing, as well as the development of transplantable tissues and organs.

Intellectual property developments

During 2022, CollPlant developed a proprietary aseptic process to mass-produce sterile recombinant human collagen. This is a first-of-its-kind, non-animal-derived collagen that will allow for production flexibility with partners.

Year ended December 31, 2022 financial results

Cash, cash equivalents and short-term deposits as of December 31, 2022, were $29.7 million (excluding restricted cash).

GAAP revenue for the year ended December 31, 2022, was $0.3 million and included income from sales of the Company’ BioInk and rhCollagen. Revenues decreased by $15.3 million, compared to $15.6 million in the year ended December 31, 2021. The decrease resulted mainly from the $14 million upfront payment received from AbbVie in 2021.

GAAP cost of revenue for the year ended December 31, 2022, was $0.4 million, a decrease of 80% compared to $2.0 million in the year ended December 31, 2021. Cost of revenue includes mainly the cost of the Company’s rhCollagen-based BioInk products, and royalties to the Israel Innovation Authority, or IIA, for the Company’s sales. The decrease in cost of revenue in the amount of approximately $1.6 million is mainly comprised of: (i) a decrease of approximately $460,000 in royalty expenses to the IIA and (ii) a decrease in the amount of approximately $1.0 million relating to BioInk and rhCollagen sales.

GAAP gross loss for the year ended December 31, 2022 was $0.1 million, a decrease of $13.5 million compared to gross profit of $13.6 million in the year ended December 31, 2021.

GAAP operating expenses for the year-ended December 31, 2022, were $17.0 million, compared to $13.6 million in the year ended December 31, 2021. The increase in expenses amounting to approximately $3.4 million is mainly comprised of: (i) $1.4 million in research and product development activities including process development, (ii) $1.0 million in employees’ salaries and share base compensation, including recruitment of new employees for development of new products in 3D bioprinting and medical aesthetics, and (iii) an increase of $0.9 million in general and administrative employees and directors salaries and insurance policy expenses. On a non-GAAP basis, the operating expenses for the year ended December 31, 2022 were $15.2 million, compared to $11.9 million for the year ended December 31, 2021. Non-GAAP measures exclude certain non-cash expenses.

GAAP financial income, net for each of the years ended December 31, 2022 and 2021 totaled $172,000. Financial income net is mainly attributed to interest received from the Company’s short-term cash deposits.

GAAP net loss for the year ended December 31, 2022 was $16.9 million, or $1.53 basic loss per share, compared to a net income of $237,000, or $0.02 income per share, for the year ended December 31, 2021. Non-GAAP net loss the year ended December 31, 2022 was $15.2 million, or $1.37 basic loss per share, compared to $1.9 million income, or $0.19 basic income per share, for the year ended December 31, 2021.

Cash used by operating activities during the year 2022, was $13.7 million compared to $2.5 million cash provided by operating activities in the year 2021.

Cash provided by investing activities during the year 2022, was $28.9 million compared to $31.6 million cash used in the year 2021. The decrease is mainly attributed to repayment and investment in short-term cash deposits.

Cash provided by financing activities during the year 2022 was $1.9 million compared to cash provided in financing activities of $38.8 million in the year 2021. In 2022, the Company received $1.9 million mainly from the exercise of warrants into the Company’s shares. In 2021, the Company completed a registered direct offering, which resulted in net proceeds of $32 million, and, in addition, had proceeds in the amount of $6.0 million from exercise of options and warrants.

Conference call information

CollPlant will hold a conference call to discuss its full and year and fourth quarter 2022 financial results along with corporate updates on March 29th at 10 am ET. To participate in the conference call, please use the dial-in information below:

U.S. investors: 1-877-407-9716

Israel investors toll-free number: 1 809 406 247

Other investors outside of the U.S.: 1-201-493-6779

Conference ID: 13736701

Note, you can avoid long wait times for the operator by using the Call me™ feature and clicking the link below 15 minutes prior to the scheduled call start time:

https://callme.viavid.com/viavid/?callme=true&passcode=13728588&h=true&info=company&r=true&B=6

To participate in listen-only mode, and to view slides corresponding to the Company’s conference call, please visit the News & Events section of the CollPlant Investor Relations website.

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$29,653	$13,148
Short term cash deposits	-	30,151
Restricted deposit	23	13
Trade receivables	9	270
Other accounts receivable and prepaid expenses	543	424
Inventories	1,430	1,081
Total current assets	31,658	45,087
Non-current assets:
Restricted deposit	188	213
Operating lease right-of-use assets	2,711	2,953
Property and equipment, net	2,966	2,728
Intangible assets	245	243
Total non-current assets	6,110	6,137
Total assets	$37,768	$51,224

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data)

	December 31,
	2022	2021
Liabilities and shareholders’ equity
Current liabilities:
Trade payables	$1,133	$1,034
Operating lease liabilities	529	519
Deferred revenues	-	32
Accrued liabilities and other	1,443	1,429
Total current liabilities	3,105	3,014
Non-current liabilities:
Operating lease liabilities	2,382	3,089
Total non-current liabilities	2,382	3,089
Total liabilities	5,487	6,103

Commitments and contingencies

Shareholders’ Equity:
Ordinary shares, NIS 1.5 par value - authorized: 30,000,000 ordinary shares as of December 31, 2022 and December 31, 2021; issued and outstanding: 11,186,481 and 10,772,024 ordinary shares as of December 31, 2022 and December 31, 2021, respectively	4,873	4,664
Additional paid in capital	118,099	114,223
Currency translation differences	(969)	(969)
Accumulated deficit	(89,722)	(72,797)
Total shareholders’ equity	32,281	45,121
Total liabilities and shareholders’ equity	$37,768	$51,224

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2022	2021	2020
Revenues	$299	$15,641	$6,137
Cost of revenues	400	2,005	3,002
Gross Profit (loss)	(101)	13,636	3,135

Operating expenses:
Research and development, net	10,255	7,631	4,065
General, administrative and marketing	6,741	5,940	4,669
Total operating income (loss)	(17,097)	65	(5,599)
Financial income (expenses), net	172	172	(175)
Net income (loss)	$(16,925)	$237	$(5,774)
Basic net income (loss) per ordinary share	(1.53)	0.02	(0.84)
Diluted net income (loss) per ordinary share	(1.53)	0.02	(0.84)
Weighted average ordinary shares outstanding used in computation of basic net income (loss) per share	11,033,310	9,968,972	6,886,955
Weighted average ordinary shares outstanding used in computation of diluted net income (loss) per share	11,033,310	11,966,788	6,886,955

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	2022	2021	2020
Cash flows from operating activities:
Income (loss)	$(16,925)	$237	$(5,774)
Adjustments for:
Depreciation	1,076	773	660
Gains from Short term cash deposits	(87)	(151)	-
Share-based compensation to employees and consultants	2,174	1,597	1,674
Exchange differences on cash and cash equivalents	608	(143)	(60)
Financial expenses (income) related to financial instruments	-	(28)	(40)

Changes in operating asset and liability items:
Decrease (increase) in trade receivables	261	560	(751)
Decrease (increase) in inventories	(312)	181	(374)
Decrease (increase) in other receivables	(119)	(185)	31
Decrease in operating right of use assets	461	400	442
Increase (decrease) in trade payables	99	236	(35)
Decrease in lease liabilities	(916)	(337)	(229)
Increase (decrease) in accrued liabilities and other payables	14	(464)	740
Decrease in deferred revenues (including long term deferred revenues)	(32)	(175)	(735)
Net cash provided by (used in) operating activities	(13,698)	2,501	(4,451)
Cash flows from investing activities:
Capitalization of intangible assets	(42)	(161)	(82)
Purchase of property and equipment	(1,274)	(1,428)	(437)
Repayment of a short term deposits	50,238	-	-
Investment in short term deposits	(20,000)	(30,000)	-
Proceeds from sale of property and equipment	-	33	-
Net cash provided by (used in) investing activities	28,922	(31,556)	(519)
Cash flows from financing activities:
Proceeds from issuance of shares and warrants less issuance expenses	-	32,743	4,400
Exercise of options and warrants into shares	1,874	6,017	89
Loan repaid	-	-	(24)
Net cash provided by financing activities	1,874	38,760	4,465
Increase (Decrease) in cash and cash equivalents and restricted deposits	17,098	9,705	(505)
Exchange differences on cash and cash equivalents and restricted deposits	(608)	143	60
Cash and cash equivalents and restricted deposits at the beginning of the year	13,374	3,526	3,971
Cash and cash equivalents and restricted deposits at the end of the year	$29,864	$13,374	$3,526

COLLPLANT BIOTECHNOLOGIES LTD.

APPENDICES TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2022	2021	2020
Appendix to the statement of cash flows
A. Supplementary information on investing and financing activities not involving cash flows:

Conversion of pre-paid warrants to ordinary shares	-	-	355
Obtaining right of use assets in exchange for a lease liability	219	557	23
Classification of issuance costs liability to equity	-	50	-
Capitalization of Share-based compensation to inventory	37	-	-

B. Reconciliation of Cash, cash equivalents and restricted cash at the end of the year

Cash and cash equivalents	29,653	13,148	3,333
Restricted deposits short term	23	13	12
Restricted deposits long term	188	213	181
Total cash and cash equivalents and restricted deposits	$29,864	$13,374	$3,526

CollPlant Biotechnologies Ltd.

Reconciliation of GAAP to Non-GAAP Financial Measures

(U.S. dollars in thousands, except per share data)

(Unaudited)

	Year ended December 31,
	2022	2021
	USD in thousands

GAAP gross profit (loss)	$(101)	$13,636

GAAP operating costs and expenses:	16,996	13,571

Change of operating lease accounts	455	(63)
Share-based compensation to employees, directors and consultants	(2,211)	(1,597)
Non-GAAP operating costs and expenses:	15,240	11,911

GAAP operating income (loss)	(17,097)	65

Non-GAAP operating income (loss)	(15,341)	1,725

GAAP net income (loss)	(16,925)	237

Change in fair value of financial instruments	-	(28)
Change of operating lease accounts	(455)	63
Share-based compensation to employees, directors and consultants	2,211	1,597
Non-GAAP net income (loss)	$(15,169)	$1,869
GAAP Basic net income (loss) per ordinary share	$(1.53)	$0.02
GAAP diluted net income (loss) per ordinary share	(1.53)	0.02
Non-GAAP Basic net income (loss) per ordinary share	$(1.37)	$0.19
Non-GAAP diluted net income (loss) per ordinary share	(1.37)	0.16

References

[1]	https://www.imarcgroup.com/breast-implant-market

About CollPlant

CollPlant is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. The Company’s products are based on its rhCollagen (recombinant human collagen) produced with CollPlant’s proprietary plant based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing, and are ushering in a new era in regenerative and aesthetic medicine.

In 2021, CollPlant entered into a development and global commercialization agreement for dermal and soft tissue fillers with Allergan, an AbbVie company, the global leader in the dermal filler market.

For more information about CollPlant, visit http://www.collplant.com

Use of Non-US GAAP (“non-GAAP”)

Financial results for 2022 and 2021 are presented on both a GAAP and a non-GAAP basis. GAAP results were prepared in accordance with U.S. GAAP and include all revenue and expenses recognized during the period. The release contains certain non-GAAP financial measures for operating costs and expenses, operating income, comprehensive income and basic and diluted comprehensive income per share that exclude the effects of non-cash expense for fair market value attributed to change in fair value of financial instruments, share-based compensation to employees, directors and consultants, and change in operating lease accounts. CollPlant’s management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management’s and investors’ ability to evaluate the Company’s operating costs, comprehensive income and income per share, and to compare them to historical Company results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors. The non-GAAP financial measures used by the Company in this press release may be different from the measures used by other companies.

For more information on the non-GAAP financial measures, please see the “Reconciliation of GAAP to Non-GAAP Financial Measures” later in this release. This accompanying table has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

The Company’s consolidated financial results for the year ended December 31, 2022, are presented in accordance with generally accepted accounting principles in the U.S..

A copy of the Company’s annual report on Form 20-F for the year ended December 31, 2022 has been filed with the U.S. Securities and Exchange Commission at www.sec.gov and posted on the Company’s investor relations website at http://ir.collplant.com/. The Company will deliver a hard copy of its annual report, including its complete audited consolidated financial statements, free of charge, to its shareholders upon request to CollPlant Investor Relations at 4 Oppenheimer, Weizmann Science Park, Rehovot 767104, Israel or by phone at +972-73-232 5600.

Safe Harbor Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its ability to continue as a going concern, and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the impact of the COVID-19 pandemic; the Company’s expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen based BioInk and products for medical aesthetics; the Company’s ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based BioInk and medical aesthetics products including but not limited to acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based products in 3D Bioprinting and medical aesthetics; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the Company’s reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

CollPlant:

Eran Rotem

Deputy CEO & CFO

Tel: + 972-73-2325600

Eran@collplant.com

Investors:

LifeSci Advisors
John Mullaly
jmullaly@lifesciadvisors.com